
Why This 'Big Bang Theory' Star Started a Secure Document-Sharing Company

 

By Cheryl Winokur Munk
Sept 29, 2025 3:35 pm EDT

Many financial advisors recognize Kunal Nayyar as the character Raj Koothrappali on *The Big Bang Theory*. However, the 44-year-old actor recently took on a new role as co-founder of IQ121, a London-based legacy-building and digital preparedness platform. The paid subscription-based app, launched in June, provides families and caregivers with shared access to essential financial, legal, medical, and personal documents.